SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2005

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

23 August 2005	Matav - Cable Systems Media Ltd. (Registrant) BY: /S/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Reports Financial Results for the Second Quarter of 2005;
Net Capital Gain of NIS 170 Million from the Sale of Partner Shares;
Net Income of NIS 145.5 Million in Q2/05;

        NETANYA, Israel, August 23, 2005 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today reported second-quarter 2005 financial results. Revenues for the second-quarter reached NIS 135.8 million (US$29.7 million) compared with NIS 150.9 million (US$33 million) for the second quarter of 2004 and NIS 137.5 million (US$30.1 million) for the first quarter of 2005. The decrease in revenues compared with the previous quarter is a result of the decrease in Matav’s multi-channel television subscribers, which was partially off-set by the increase in the Company’s ARPU.

As of June 30, 2005, Matav had 252,207 subscribers, compared with 254,157 as of March 31, 2005. Matav reported an increase in Internet subscribers reaching approximately 99,000 subscribers to date. During second-quarter 2005, the company’s ARPU stabilized reaching NIS 202 (monthly, including 17% value-added tax) compared to NIS 212.3 in the second quarter of 2004 and NIS 201.6 in the first quarter of 2005.

Revenues for the six-month period reached NIS 273.3 million (US$59.8 million) compared with NIS 298.5 million (US$65.3 million) in the comparable period in 2004.

Matav’s financial results are not consolidated with Hot Telecom (Matav’s telephony & corporate data joint partnership with the two other Israeli cable companies). Hot Telecom’s revenues in the second quarter reached NIS 11.3 million (US$2.5 million), as compared to NIS 6.5 million (US$1.4 million) for the first quarter of 2005 and NIS 8.8 million (US$1.9 million) for the entire year 2004. As of now, approximately 36,000 subscribers joined this new telephony service.

Second-quarter operating expenses decreased to NIS 118 million (US$25.8 million) from NIS 120.6 million (US$26.4 million) in second-quarter 2004 and similar to the first quarter of 2005. Operating expenses for the six-month period totaled NIS 236.2 million (US$51.6 million) compared with 240.9 million (US$52.7 million) for the comparable period in 2004. The six-month period results include operating expenses related to the launch of new services, such as VoD.

Second-quarter gross profit totaled NIS 17.7 million (US$3.9 million) compared with NIS 30.3 million (US$6.6 million) in second-quarter 2004 and NIS 19.3 million (US$4.2 million) for the first-quarter of 2005. Gross profit for the six-month period decreased to NIS 37.1 million (US$8.1 million) from 57.6 million (US$12.6 million) in the comparable period in 2004.

Second-quarter selling and marketing expenses totaled NIS 13.3 million (US$2.9 million), compared with NIS 16.5 million (US$3.6 million) for second-quarter 2004 and compared to NIS14.6 million (US$3.2 million) for the first quarter of 2005 .Selling and marketing expenses for the six-month period decreased to NIS 27.9 million (US$6.1 million) compared with 31.4 million (US$6.9 million) for the comparable period in 2004.

Second-quarter G&A expenses reached NIS 10.5 million (US$2.3 million) compared with NIS 10.4 million (US$2.3 million) in second-quarter 2004 and NIS 9.6 million (US$2.1 million) for the first quarter of 2005. G&A expenses for the six-month period totaled NIS 20.1 million (US$4.4 million), compared to NIS 20.5 million (US$4.5 million) for the comparable period in 2004.

Second-quarter operating loss totaled NIS 6 million (US$1.3 million), compared with an operating profit of NIS 3.3 million (US$0.7 million) for second-quarter 2004, and an operating loss of NIS 4.8 million (US$1 million) for the first quarter of 2005. Operating loss for the six-month period totaled NIS 10.9 million (US$2.4 million), compared with an operating profit of 5.7 million (US$1.2 million) for the comparable period in 2004.

Second-quarter financing expenses declined to NIS 15.2 million (US$3.3 million) from NIS 16.2 million (US$3.5 million) in the comparable quarter of 2004. The decrease is attributed mainly to the decrease in interest rates.

Other income, net for the second quarter totaled NIS 163.4 million (US$35.7 million). The Company recognized a capital gain from the sale of Partner Communications’ shares (in April 2005) of NIS 164.6 million, before tax impact.

Income from taxes were influenced from a settlement reached with the Israeli Tax Authorities during July 2005. According to the settlement, Matav recognized a portion of the gain from the sale of Partner shares, which was offset against Matav’s carry-forward tax losses.

Matav’s share in affiliated companies’ losses for the second quarter of 2005 was NIS 2.5 million (US$0.5 million). This is attributed to Hot Telecom’s losses. Since the second quarter of 2005, Matav is not incurring equity profits of Partner Communications due to the sale of most of its shares in Partner. Matav holds 1.2% of Partners’ shares, which do not give Matav significant influence according to generally accepted accounting principles in Israel. Matav’s share in affiliated companies’ profits for the second quarter of 2004 was NIS 2.6 million (US$0.6 million), which is due to Partner Communications’ profits, off-set by HOT Telecom’s losses.

Matav reported second-quarter net income of NIS 145.5 million (US$31.8 million), or NIS 4.81 (US$1.05) per ordinary share, compared with a net loss of NIS 28.2 million (US$6.2 million), or NIS 0.96 (US$0.2) per ordinary share, for the second quarter of 2004. Net Income for the six-month period reached NIS 132.2 million (US$28.9 million), or NIS 4.37 (US$0.96) per ordinary share, compared with a net loss of NIS 35.2 million (US$7.7 million), or NIS 1.2 (US$0.26), for the same period in 2004.

Second-quarter EBITDA reached NIS 25.8 million (US$5.6 million) compared with NIS 37.8 million (US$8.3 million) in second-quarter 2004 and NIS 27.9 million (US$6.1 million) in first quarter 2005. EBITDA for the six-month period totaled NIS 53.7 million (US$11.7 million), compared with NIS 74.1 million (US$16.2 million) in the comparable period in 2004.

Matav’s Chairman of the Board and CEO, Meir Srebernik, commented: “The second quarter of 2005 was characterized by lower churn along with stability in our ARPU level, which led to a lower decrease in our overall revenue level. We are witnessing an ongoing increase in the number of subscribers to our new premium services, which we are offering as part of our triple-play strategy, such as VOD, fast-Internet, and telephony services. We believe that these advanced services contribute to our customers’ satisfaction and loyalty, and we believe that this will cause continued decrease in our subscriber loss rate and stimulate revenue growth.”

Management will conduct a teleconference tomorrow, August 24, 2005 at 10:00 a.m. U.S. Eastern Time. To participate, please dial 1-866-500-4964 in the United States and 011-972-3-9255910 internationally, several minutes prior to the start of the conference.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s current investments include 1.2 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

				Convenience translation
	December 31,	June 30,		June 30,
	2004	2004	2005	2005
	AUDITED	UNAUDITED		UNAUDITED
	Reported NIS In thousands (1)			U.S. dollars

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	24,250	29,130	253,082	55,331
Short-term deposit	50	-	50	11
Trade receivables	75,458	81,122	78,849	17,239
Other accounts receivables	20,010	15,242	21,769	4,759

Total current assets	119,768	125,494	353,750	77,340

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliates	101,736	77,722	25,132	5,495
Investment in limited partnerships	1,656	1,597	1,405	307
Investments in other companies	-	-	19,278	4,215
Rights to broadcast movies and programs	26,509	36,848	29,731	6,500
Other receivables	601	607	311	68

	130,502	116,774	75,857	16,585

PROPERTY, PLANT AND EQUIPMENT:
Cost	2,119,060	2,066,478	2,188,896	478,552
Less - accumulated depreciation	1,293,549	1,223,984	1,363,259	298,045

	825,511	842,494	825,637	180,507

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	3,101	3,477	2,765	605

	1,078,882	1,088,239	1,258,009	275,037

(1)	Nominal financial reporting beginning January 1, 2004.

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MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

				Convenience translation
	December 31,	June 30,		June 30,
	2004	2004	2005	2005
	AUDITED	UNAUDITED		UNAUDITED
	Reported NIS In thousands (1)			U.S. dollars

LIABILITIES AND SHAREHOLDERS' EQUITY:

CURRENT LIABILITIES:
Bank credit	465,339	422,277	517,994	113,248
Current maturities of debentures	34,005	34,107	34,175	7,472
Accounts payable and accruals:
Trade	104,282	97,617	103,070	22,534
Jointly controlled entity - current
accounts	18,112	10,993	15,330	3,352
Other accounts payable	201,943	170,847	214,214	46,833

Total current liabilities	823,681	735,841	884,783	193,439

LONG-TERM LIABILITIES:
Accrued severance pay, net	2,483	2,276	3,175	694
Loans and debentures (net of current
maturities):
Loans from banks and others	101,457	113,904	88,250	19,294
Debentures	33,201	67,170	33,612	7,349
Customers' deposits for converters, net of
accumulated amortization	20,279	23,529	18,190	3,977

Total long-term liabilities	157,420	206,879	143,227	31,314

Total liabilities	981,101	942,720	1,028,010	224,753

SHAREHOLDERS' EQUITY:
Share capital	48,899	48,899	48,901	10,691
Additional paid-in capital	375,538	375,538	375,538	82,103
Accumulated deficit	(326,656)	(278,918)	(194,440)	(42,510)

Total shareholders' equity	97,781	145,519	229,999	50,284

	1,078,882	1,088,239	1,258,009	275,037

(1)	Nominal financial reporting beginning January 1, 2004.

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MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share and per ADS data)

	Three months ended June 30,		Six months ended June 30,		Convenience translation Six months ended June 30,
	2004	2005	2004	2005	2005
	Reported NIS In thousands (1)				U.S. dollars
	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED

Revenues	150,891	135,806	298,528	273,270	59,744

Operating expenses	120,639	118,092	240,904	236,212	51,642

Gross profit	30,252	17,714	57,624	37,058	8,102

Selling, marketing, general and
administrative expenses:
Selling and marketing	16,496	13,262	31,382	27,880	6,095
General and administrative	10,415	10,493	20,530	20,059	4,385

	26,911	23,755	51,912	47,939	10,480

Operating income (loss)	3,341	(6,041)	5,712	(10,881)	(2,378)
Financial expenses, net	(16,234)	(15,216)	(28,491)	(27,012)	(5,906)
Other income (expenses), net	(17,968)	163,361	(18,726)	163,504	35,746

Income (loss) before taxes on income	(30,861)	142,104	(41,505)	125,611	27,462

Taxes on income	-	(5,900)	-	(5,853)	(1,280)

Income (loss) after taxes on income	(30,861)	148,004	(41,505)	131,464	28,742
Equity in earnings (losses) of affiliates, net	2,620	(2,531)	6,259	752	164

Net income (loss)	(28,241)	145,473	(35,246)	132,216	28,906

Net income (loss) per ordinary share	(0.96)	4.81	(1.2)	4.37	0.96

Net income (loss) per ADS	(1.92)	9.62	(2.4)	8.74	1.92

Weighted average number of shares
outstanding in thousands	29,361	30,221	29,357	30,221	30,221

Weighted average number of ADSs
outstanding in thousands	14,681	15,111	14,679	15,111	15,111

EBITDA calculation:
Operating income (loss)	3,341	(6,041)	5,712	(10,881)	(2,378)

Net of the effect of proportional
consolidation	(254)	(1,725)	(2,298)	(2,754)	(602)
Depreciation and amortization (including
income from amortization of deposits for
converters)	34,746	33,573	70,702	67,369	14,729

Memo EBITDA(*) - not including proportional consolidation	37,833	25,807	74,116	53,734	11,749

(1)	Nominal financial reporting beginning January 1, 2004.

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(*)	EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further a perspective regarding these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.

EBITDA may not be indicative of the historic operating results of the Company. Nor is meant to be predictive of potential future results.

Reconciliation between the operating profit in the financial statements and EBIDTA is presented in the attached summary financial statements.

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